For immediate release	Exhibit No. 99.1

Fairmont Hotels & Resorts To Manage Top Safari Retreats
Joint Venture with Kingdom and IFA Hotels & Resorts Acquires Five Kenyan Properties

TORONTO, May 11, 2005 -Fairmont Hotels & Resorts Inc. (TSX/NYSE: FHR), Kingdom Hotel Investments (“KHI”) and IFA Hotels & Resorts (“IFA”) announced today that they have entered into an agreement for Fairmont Hotels & Resorts Inc. (“Fairmont”) to manage five properties in Kenya. Effective today, Fairmont assumed management of Nairobi’s Norfolk Hotel, the Mount Kenya Safari Club, the Aberdare Country Club, the Ark and the Mara Safari Club. Following approximately $25 million in enhancements, all five Kenyan properties will be renamed Fairmont hotels in mid-2006.

The five hotels were acquired today by a joint venture formed by KHI, IFA and Fairmont. Fairmont holds an approximately 15% equity interest in the joint venture.

“Following our recent expansion to Europe, we’re delighted to introduce Fairmont’s ideal of luxury hospitality to Kenya and the safari experience,” said William R. Fatt, Fairmont’s Chief Executive Officer. “This latest continent marks another successful milestone in Fairmont’s management-focused growth strategy, as well as an additional opportunity for our clientele to enjoy unparalleled access to one of the world’s truly exceptional wilderness locales.”

Sarmad Zok, Chief Executive Officer, Kingdom Hotel Investments noted, “The acquisition of this historic portfolio represents a unique repositioning opportunity. The Fairmont re-branding as well as a $25 million renovation program will steer this portfolio to realizing a significant upside. We look forward to maximizing the value of this investment with our partners. Kenya is one of the world’s most appealing adventure and wildlife tourism destinations and is currently experiencing a strong rebound.”

“IFA’s mission is to provide a truly outstanding international network of tourism opportunities to global consumers,” said Jassim Al-Bahar, IFA’s Chairman. Beyond our existing presence in South Africa and Zanzibar, this latest development is another example of our commitment to ensure superior quality through partnering with other industry leaders.”

Situated in and alongside Kenya’s most famous natural attractions including the Masai Mara plain, the Aberdare hills and Mount Kenya, the two resorts and two nature lodges are all between one- and three-hours drive, or a short internal flight, from Nairobi’s Norfolk Hotel.

Hotel	Hotel Type	Year Opened	Rooms
Norfolk	City Center - Nairobi	1904	167
Mt. Kenya Safari Club	Destination Resort	1959	115
Mara Safari Club	Safari Lodge	1989	50
The Ark	Safari Lodge	1969	60
Aberdare Country Club	Destination Resort	1968	48

The Norfolk Hotel
The Norfolk Hotel has been one of Nairobi’s most storied gathering places since it opened in 1904, in the pioneering days of colonial settlement, hosting notables like American President Theodore Roosevelt, Lord Baden-Powell and Baroness Karen Von Blixen-Finecke, better known as Out of Africa author Isak Dinesen. Today, this 167-room hotel 30-minutes from Jomo Kenyatta International Airport continues to provide a sophisticated respite from the bustling nearby business district and an ideal safari departure point, complete with four impressive dining venues, an outdoor heated swimming pool, a full-scale health club, a ballroom and four function rooms.

Mount Kenya Safari Club
Located 190 kilometers (118 miles) north of Nairobi, the 115-room Mount Kenya Safari Club showcases magnificent views of neighboring Mount Kenya and a long-held reputation for secluded elegance including a variety of cottages, suites and villas. Spread over 100 acres of landscaped grounds, the property features a nine-hole golf course, heated swimming pool, horseback riding, bird walks, organized trips to game reserves, fishing as well as access to an animal orphanage. Seven restaurant and bar offerings range from casual poolside cocktails to formal dinners accompanied by music and traditional Chukka dancers. Originally the retreat of movie star and Club founder, William Holden, illustrious members have included Winston Churchill, Bing Crosby and John Wayne.

Aberdare Country Club
Described as “Scotland with lions,” the unique 1,300-acre setting of the Aberdare Country Club encompasses moorland, thick forests and clear mountain streams. An easy three-hour transfer from Nairobi, this 1930s country hotel was originally built on the slope of Mweiga Hill as the private farm and residence of wealthy English landowners. The hotel’s 48 accommodations are in luxurious cottages with spectacular views of the Aberdare Mountains to the west, Mount Kenya to the east and the plains below. Beyond a main lodge dining room with two lounges and a well-equipped conference center, the Club offers a nine-hole golf course, swimming pool, two tennis courts, riding stables, trout fishing and a wildlife sanctuary that abounds with zebra, giraffe, gazelles and even the elusive leopard.

The Ark
Built in 1969 to complement the Aberdare Club, The Ark is a tree-lodge set in the heart of Aberdare National Park and uniquely shaped to resemble Noah’s Ark. True to its ship-like structure, it overlooks the floodlit Yasabara waterhole and contains 60 “cabins,” accommodations with en suite bathrooms. In addition to a main dining room, lounge and bar, this one-of-a-kind safari lodge also features three decks of balconies and a lounge with 24-hour tea and coffee service, providing ideal vantage points for viewing game. A ground-level “bunker” takes you close to the animals for photography and cabins are fitted with buzzers to announce the arrival of the one of the “Big 5” at the forest waterhole.

Mara Safari Club
The Mara Safari Club is located at the foot of the Aitong Hills, northwest of the Masai Mara, Kenya’s most popular game reserve. This expansive lodge with dining room, lounge and pool bar is surrounded by lush gardens clustered around indigenous trees. The 50-tented accommodations include deluxe beds, en suite baths and other features of a top hotel. Guests can choose from a wide range of activities, including game drives, walking safaris, bird walks, fishing and balloon safaris over the Mara plains. A naturalist, traditional dancing and talks on Masai culture enrich this luxurious adventure.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 82 luxury and first-class properties with more than 32,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 45 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

About Kingdom Hotel Investments
Currently Kingdom Hotel Investments (KHI) owns 14 properties across the Middle East and Africa. Through local partnerships, KHI controls over $2 billion of real estate in the region. Its assets are either operational such as the Four Seasons Cairo, Four Seasons Sharm El Sheikh, Four Seasons Amman, Mövenpick Beirut, Mövenpick Bur Dubai, Mövenpick El Gouna, and Mövenpick Dar es-Salam, or under completion or scheduled to open during the next 24 months such as The Fairmont Cairo, The Fairmont Palm Hotel & Resort, the Four Seasons Damascus and Mövenpick Pearl Dubai.

KHI is the region’s largest Hospitality Investment Private Equity Company sponsored by HRH Prince Alwaleed bin Talal bin Abdulaziz Al Saud. KHI employs a strong team of 30 professionals and carries out Construction, Acquisition, Finance and Asset Management functions across all areas of the Hotel Industry.

About IFA Hotels & Resorts
IFA Hotels & Resorts is a subsidiary of the Kuwait-based International Financial Advisors Company (IFA), with tourism interests spanning Europe, the Middle East, the Indian Ocean and Africa. The company is the force behind the management of the Sheraton Algarve Hotel and Pine Cliffs Resort in Portugal, South Africa’s exclusive Zimbali Coastal Resort and the Zanzibar Beach Hotel & Resort on the historic Tanzanian spice island. IFA Hotels & Resorts plans link its resorts on Dubai’s The Palm, Jumeirah, and in South Africa, Zanzibar and Portugal with planned resorts in Lebanon and Mauritius, offering tourists in Europe, the Middle East and Africa a unique network of hotels, resorts, timeshare and residence club destinations.

Fairmont Hotels & Resorts Inc.
Media
Laura Fairweather
Executive Director Public Relations
Tel: 416.874.2404
Email: communication@fairmont.com
Website: www.fairmont.com

Kingdom Hotel Investments
Sarmad Zok
Chief Executive Officer
Tel.: +966 1 211 0011
Email: ed@kingdomhotels.com

Investors
Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com/investor

IFA Hotels & Resorts
Dubai:
Bassam El Khoury
Tel: +971 4 391 2022
Email: bassam@ifahotelsresorts.com